UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Mahoney, Michael J.
   Viatel, Inc.
   685 Third Avenue
   New York, NY  10017
   USA
2. Issuer Name and Ticker or Trading Symbol
   Viatel, Inc.
   VYTL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   March 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, $.01 par valu|03/09/|M   |-|100,000           |A  |$5.85      |                   |D     |-                          |
e per share (1)            |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|03/30/|M   |-|13,333            |A  |$5.85      |                   |D     |-                          |
e per share (2)            |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|03/14/|A   |-|353               |A  |-          |                   |D     |-                          |
e per share                |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|03/03/|S   |-|20,000            |D  |$64.325    |                   |D     |-                          |
e per share                |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|03/07/|S   |-|60,000            |D  |$69.00     |                   |D     |-                          |
e per share                |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|03/31/|S   |-|23,333            |D  |$49.49     |235,269(1)         |D     |-                          |
e per share                |00    |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Performance Options (R|$5.85   |03/09|M   |-|- 113,333  |A,D|(4)  |01/01|Common Stock|113,000|-      |20,000(7)   |D  |-           |
ight to Buy)          |        |/00  |    | |           |   |     |/06  |            |(7)    |       |            |   |            |
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Time-based Options (Ri|$12.00  |-    |-   |-|- -        |A,D|(5)  |10/23|Common Stock|120,000|-      |120,000(7)  |D  |-           |
ght to Buy)           |        |     |    | |           |   |     |/01  |            |(7)    |       |            |   |            |
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Time-based Options (Ri|$5.00   |-    |-   |-|- -        |A,D|(6)  |01/01|Common Stock|90,000(|-      |90,000(7)   |D  |-           |
ght to Buy)           |        |     |    | |           |   |     |/08  |            |7)     |       |            |   |            |
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Time-based Options (Ri|$5.50   |-    |-   |-|- -        |A,D|(8)  |01/01|Common Stock|90,000(|-      |90,000(7)   |D  |-           |
ght to Buy)           |        |     |    | |           |   |     |/08  |            |7)     |       |            |   |            |
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Time-based Options (Ri|$10.25  |-    |-   |-|- -        |A,D|(9)  |09/18|Common Stock|180,771|-      |180,771(7)  |D  |-           |
ght to Buy)           |        |     |    | |           |   |     |/08  |            |(7)    |       |            |   |            |
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Time-based Options (Ri|$22.875 |-    |-   |-|- -        |A,D|(10) |01/01|Common Stock|52,278(|-      |52,278(7)   |D  |-           |
ght to Buy)           |        |     |    | |           |   |     |/09  |            |7)     |       |            |   |            |
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Time-based Options (Ri|$43.00  |-    |-   |-|- -        |A,D|(11) |06/01|Common Stock|38,196(|-      |38,196(7)   |D  |-           |
gnt to Buy)           |        |     |    | |           |   |     |/09  |            |7)     |       |            |   |            |
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Time-based Options (Ri|$49.313 |-    |-   |-|- -        |A,D|(12) |01/04|Common Stock|411,000|-      |411,000(7)  |D  |-           |
ght to Buy)           |        |     |    | |           |   |     |/00  |            |(7)    |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Of the total amount of Common Stock beneficially owned by reporting person, 198,859 shares are restricted stock.
(2) All performance options were exercisable as of the date
hereof.
(3) Options vested and became exercisable as to 25% of these options on each October 23, 1997, 1998, and 1999 and the remainder will vest and become exercisable on October 23,
2000.
(4) Options to purchase shares of Common Stock vested and became exercisable as to 33.34% of these options on January 1, 1999, as to 33.33%
of these options on January 1, 2000 and the remainder will vest and become exercisable on January 1, 2001.
(5) All options vest and become exercisable upon a Change in Control of the Company.
(6) Options to purchase shares of Common Stock vested and became exercisable as to 25% of these options on each of January 1, 1999 and 2000 and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 25% of these options.
(7) Options to purchase shares of Common Stock vested and became exercisable as to 33.34% of these options on September 18, 1999 and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of these options.
(8) Options to purchase shares of Common Stock vested and became exercisable as to 33.34% of these options on January 1, 2000 and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of these options.
(9) Options to purchase shares of Common Stock will vest and become exercisable as to 33.34% of these options on June 1, 2000 and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of these options.
(10) Options to purchase shares of Common Stock will vest and become exercisable as to 33.34% of these options on January 4, 2001 and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of these options.
SIGNATURE OF REPORTING PERSON
/s/ Michael J. Mahoney
DATE
April 20, 2000